HENDRX CORP.
2610 – 1066 West Hastings St.
Vancouver, BC V6E-3X2
1.888.436.3791

May 25, 2007

United States
Securities and Exchange Commission
Washington, DC 20549
Division of Corporation Finance

Mail Stop 3561

Attention:	Tia Jenkins, Senior Assistant Chief Accountant
Maureen Bauer, Staff Accountant

Dear Sir or Madam:

          Thank you for your letter of May 8, 2007. We have revised our document in response to your comments.

          As requested, we have attempted to address the various points in your letter in the order that you presented them.

Item 6. Management's Discussion and Analysis, pages 17 Quantitative and Qualitative Disclosures of Various Risks, page 20

1. The directors of the Company through the financial statements have become aware of certain actions taken by Hendrik Tjandra and his management of the affairs of FuJian Yuxin Electronic Equipment Co., Ltd. Specifically, Mr Tjandra took the position that the Subsidiary did not have to respond to the various lawsuits disclosed elsewhere in this filings. Mr Tjandra is now cooperating with counsel for the Company in the lawsuits.

          The CEO and other directors have made inquiries of Mr. Tjandra concerning the accounting practices of the of the subsidiary specifically the frequency of reporting financial information to the Company including details of the use of proceeds of the bank loans and the transfer of money to a related parties (see Auditor’s note #17) The subsidiary chose to pay a loan owing to a company controlled by Mr. Tjandra’s wife. The Company would have preferred that the decision be taken by directors and that Mr. Tjandra recuse himself from the vote.

          The Company believes that above issues relate to the subsidiary’s compliance with the terms of the share purchase agreement (see Auditor’s notes # 9 and 10). It appears that Mr.Tjandra has resigned as chairman of the board, at least in part, as a response to these inquiries.

          All of these contingencies remain unresolved. The directors of the Company and Mr. Tjandra are in ongoing discussions to attempt to resolve each issue. If these discussions do not produce satisfactory results the operations of the Company could be damaged. An ongoing dispute of the nature will divert management’s time and attention from the operations of the Company.

          The company is holding Mr Tjandra’s shares pending the resolution of the above issues. One possible outcome of the dispute is an assertion by the company that it may set off any losses incurred by the cancellation of some or all of this stock. This would have a material effect on the value of other issued and outstanding shares of the Company.

Financial Statements, page F-1

2. Audit report will be filed with the December 31, 2005 financial statements.

Note 2. Summary of Significant Accounting Policies, page F-8 Inventories, page F-9

3. We confirm that inventories are stated at the lower of cost or market and will be disclosed in our future filings.

Revenue recognition, page F-10

4. Revised revenue recognition policy will be as follows:

Revenue is derived from the sale of atmospheric water generators sold directly to retailers or indirectly through distributors. The Company follows the provisions of Staff Accounting Bulletin No. 104; “Revenue Recognition in Financial Statements”. Revenue from the sale of products is only recognized upon shipment of the goods to customers, when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is probable. If collection is not considered probable, revenue will be recognized when it is collected.

In accordance with Emerging Issues Task Force (“EITF”) No. 00-10, “Accounting for Shipping and Handling fees and Costs”, freight and handling charges billed to customers are recorded as revenue while the corresponding freight and handling costs are recorded as cost of sales.

Note 3. Acquisition of Eastway Global Investments, page F-15

5. The Share Purchase Agreement (the Agreement”) entered into on December 16, 2004 consisted of several interlinked documents and schedules. Mr. Hendrik Tjandra and David Tjahdahi were named in their personal capacities as principal signatories to the Agreement.

Pursuant to the terms of the Agreement Hendrik Tjandra, was to receive, among other things, 12.72 million common shares of the capital stock (the “Shares”) of Starsoft, Inc., now Hendrx Corp. (the “Company”)

The Company issued the Shares to Mr.Tjandra but has not delivered them.

The Agreement included:

A.	Escrow Holding Provisions; and
B.	Covenants, Representations and Warrantees by Principals.

A number of matters in relation to B. above remain unresolved. For example, one post -closing covenant , clause 2.4 .1 required the principal to:

“… cooperate with the company in a review of any and all guarantees provided by the Operating Company in relation to the debts or other obligations of any person or entity other than the Operating Company...”

In the view of the Company Mr.Tjandra has not yet provided sufficient cooperation.

The Representations and Warranties of the principals are set out in clause 5.1 and enumerated in Schedule A. Among those Representations and Warranties was a provision (#33) which provided that there were:

“... no claims, actions, proceedings, suits, investigations or reviews pending or threatened against the Principals, and the Operating Company...”

The Company later came to believe that this was a misrepresentation. The Company is in the process of dealing with three civil actions. The cause of action in each of these lawsuits predated the Agreement.

The Share Purchase Agreement provided remedies to the Company including:

Indemnification. Mr. Tjandra as principal agreed to:

at clause 10.1 “… indemnify, defend and save harmless the Purchaser from and against any and all Loss suffered or incurred by the Purchaser arising out of or in connection with... (10.1.2.) Any failure by the Operating Company, the Holding Company or the Principals to observe or perform any covenant or obligation contained in this Agreement....”

clause 10 .3 provided to purchasers with a right of Set-off specifically:

“The Purchaser shall be entitled to a set-off of the amount of any loss suffered or incurred by the Purchaser arising out of, or in connection with, this Agreement or any of the agreements contemplated hereby, against any purchase monies or other consideration (including shares) owing to the Principles, or either of them, under this Agreement.”

The Company requires Mr. Tjandra to assist with the lawsuits, the guarantees and any other issue arising out of the Agreement.

In December 2006 the Company on behalf of the Board of Directors wrote to Mr. Tjandra setting out areas of concern arising out of the Agreement. Since the shares had not yet been transferred to Mr. Tjandra the Company decided to rely on the indemnification and set-off provisions. Mr. Tjandra was advised that the Company would refuse to consent to the release of his shares until the areas of concern were resolved.

6. The acquisition of Eastway was through both cash consideration and non-cash consideration – 12.72 million common shares issued to Mr. Tjandra. The 12.72 common shares equal to 40% of the issued and outstanding shares of the Company immediately prior to the Closing. Mr. Tjandra was the combining entity owner has the ability to elect or appoint a voting majority of the governing body of the combined entity. Hendrx was the larger entity after the exchange of 12.72 million common shares. Mangement of Hendrx did not change after the acquisition in that the officers and a majority of directors of Hendrx remained in charge of the operations. Therefore, we accounted the acquisition of Eastway as a purchase of Eastway by Hendrx.

Note 17. Commitments and Contingents, page F-26

7. The 12.72 million common shares issued to Mr. Tjandra held in escrow were considered as contingent consideration that were determinable at the date of acquisition and were included in determining the cost of an acquired entity and recorded at that date. The contingent consideration was recorded as the contingency was resolved and consideration was issuable at the date of acquisition.

We trust that the foregoing is sufficient to answer your comments. Please do not hesitate to contact us if, in the view of the Commission, further and better disclosure is required.

We acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance in this matter.

Yours truly,
Hendrx Corp.
Per:

s.s. George Solymar
George Solymar, CEO